Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: April 19, 2022

Yahoo Finance Live - Interview with Julie Hyman and Brian Sozzi

Yahoo Finance Live

April 19, 2022

Julie Hyman:

Ticket platform SeatGeek announced record fourth quarter as the company saw net revenue growth of 45% compared to its previous quarter. For more on this growth and the state of the ticketing industry and live events industry, let’s bring in SeatGeek co-founder and CEO, Jack Groetzinger. Jack, thanks for being here. I wanted to talk through a little bit where the growth is coming from. How much of a contribution you’re getting from, say, sporting events versus music events and other types of events and where the demand is coming from right now.

Jack Groetzinger:

Great question. We’ve seen demand really swelling across the board. It’s not limited to music or sports. It’s a broad desire of people that have been trapped up in their homes for a while and are just eager to get back out there and do stuff again. And on top of that, I think the part that might be a little less obvious is there’s also a lot of supply, meaning artists that want to tour, who have not been able to for a while and are finally able to announce tours, get on the road, get back in touch with fans. So it’s these perfect storm of both sides of the market wanting more live events as COVID recedes that is making up for just an incredible year for live entertainment.

Brian Sozzi:

Jack, we are seeing, just speaking of COVID, an uptick in cases, we’re very much still in the middle of a pandemic here. Have you seen any cancellations?

Jack Groetzinger:

There’ve not been widespread cancellations. We increasingly see artists and promoters and other people putting on events, really setting up infrastructure such that if people don’t feel comfortable going, they’re able to not go. But unlike last year, there have not been widespread cancellations of entire tours.

Julie Hyman:

Yeah, it seems like at this point if people are canceling things, it’s because they get sick themselves. So the artists perhaps or people in their crew and whatnot. You guys were in business pre-pandemic, obviously things are coming back now. I’m curious for you what the biggest change has been in sort of your business and how you think about live events?

Jack Groetzinger:

SeatGeek’s business was growing considerably pre-pandemic. We were growing about 70% annually and we’ve been the fastest grower at scale in our space. We took a pretty specific approach during COVID. Rather than going into hibernation, which some companies did, we doubled down. We raised some money and we kept building and tried to improve our product, signed more deals. All with an eye towards the post-pandemic future and being able to capitalize on market share dislocation and knowing that ultimately if we could improve our product further and capture more market share during the pandemic, we would be an even stronger company on the other side of this. And I think that’s what you see in the results that we released last week and in our expectations for the coming years.

We’ve built a very strong business, all on the background, backbone, of our product and building a platform that fans, promoters, artists, teams, are all really eager to be a part of.

Brian Sozzi:

Yeah. We’re showing some of the competitors up there and a good many of them we have talked to. Do you think there’s going to be consolidation in this space, Jack?

Jack Groetzinger:

I don’t have a firm stance on that. I think we as a company are ultimately focused on the fan and creating the best experiences for fans. There may be some opportunities for other companies to do that more effectively if they combine, but ultimately our North Star is how do we get people going to more events? How do we allow rightsholders, teams, promoters to put on more events? And if consolidation were something that helped facilitate that, we’d be absolutely open to it, but it’s not a necessary part of our plan.

Julie Hyman:

And Jack, again, as we showed those various competitors, I’ve been trying to understand how SeatGeek is trying to distinguish itself from those competitors. I mean, what makes you guys different from the Ticketmasters and StubHubs of the world?

Jack Groetzinger:

Ticketing is this industry that on one hand, I think, delivers some of the best, most life-affirming moments that you can have, and yet historically has been a big pain for a lot of people to actually buy tickets to. You get hidden fees. You don’t know exactly what you’re getting. You often have to buy way in advance. SeatGeek exists to solve all that. And we specifically do that via technology. SeatGeek, unlike other companies out there, is vertically integrated, front to back, meaning we have a robust consumer marketplace. We also have a really powerful piece of software that venues use to operate their business. And that’s all part of a single platform, which means that we can just deliver a much more seamless user experience than those companies which are really just playing one of the many roles in that value chain.

Brian Sozzi:

Jack, you’re merging with a SPAC. And now there’s been a lot of scrutiny on the SPAC space and how some of these companies have come to market. From a leadership and an executive team standpoint how are you preparing to become a public company and avoid really a lot of these pitfalls that have befallen on many SPAC companies?

Jack Groetzinger:

We’ve been preparing this for a long time and we’re really excited to be close to the finish line. We are partnered with a SPAC, RedBall, that we have incredible esteem for. They’ve got a really deep track record in entertainment, in sports, and actually owning and operating companies and making them successful. And they’ve been tremendous partners throughout this. This is ultimately a way for us to get public. We see it as a financing event. What we see as an incredible milestone for our company. I believe that in three years, no one will remember if SeatGeek went public via SPAC or IPO. They will remember if we have built something iconic that is changing the industry. And that is what we are focused on.

Julie Hyman:

That makes sense, I would say. Coachella is going on. So I’m going to ask you about that specific event. Billie Eilish, Harry Styles are headlining, I’m told because I didn’t know, but I’m just curious when you look at an event like that, how the distribution is going for something like that versus, I mean, it did happen last year, I believe, but what is now? I imagine there’s more demand this year than there was last year.

Jack Groetzinger:

It’s been extremely popular. It’s something that we also have a lot of focus on because SeatGreek disproportionately skews towards younger Gen Z buyers. We have meaningfully more of our user base composed of Gen Z than other ticketing companies out there. Coachella, perhaps unsurprisingly, tends to have a lot of younger fans, so it’s a really big event for us, and it’s been great to see it back out there.

Julie Hyman:

And finally, I got to ask what the last thing you’ve been to was, as you get back out there, presumably, and go to events?

Jack Groetzinger:

Good question. We are very proud to have the Brooklyn Nets as one of our major clients here in New York. And I was at the Nets versus Cavs game last week, as they were in the-

Julie Hyman:

Nice.

Jack Groetzinger:

-game to get into the playoffs, which they won. And now they’re in the first round and I will be rooting for them next week when they’re back in Brooklyn.

***

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements included in this communication constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between RedBall and SeatGeek, including the anticipated timing for closing, SeatGeek’s ability to execute and expand on vertically integrated technology strategy, demand for live events and consolidation in the ticketing industry. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above, and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.